UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: All of Us Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Ross Common, Suite 200
(No. and Street)

Ross	CA	94957
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Skinner — (415) 683-3199
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NAVOLIO & TALLMAN LLP
(Name – *if individual, state last, first, middle name*)

201 Mission Street, Suite 650	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Samuel Skinner _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of All of Us Securities LLC _____, as of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title

Please see attached CA acknowledgement
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin)

On 2-5-20 before me, Tom Royall, a notary public
(insert name and title of the officer)

personally appeared Samuel D Skinner,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

TOM ROYALL
Notary Public - California
Marin County
Commission # 2200430
My Comm. Expires Jul 4, 2021

Signature Tom Royall (Seal)

ALL OF US SECURITIES LLC
(formerly known as Empala Securities, LLC)

FINANCIAL STATEMENT

DECEMBER 31, 2019

PUBLIC DOCUMENT

ALL OF US SECURITIES LLC

(formerly known as Empala Securities, LLC)

CONTENTS:

NAVOLIO & TALLMAN LLP
accountants | advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member
of All of Us Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of All of Us Securities LLC (a Delaware limited liability company) as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of All of Us Securities LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of All of Us Securities LLC's management. Our responsibility is to express an opinion on All of Us Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to All of Us Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Navolio & Tallman LLP

We have served as All of Us Securities LLC's auditor since 2018.

San Francisco, CA
February 14, 2020

201 Mission Street, Suite 650, San Francisco, CA 94105
T 415.956.1750 | F 415.956.1001 | www.ntllp.com

All Of Us Securities LLC
(formerly known as Empala Securities, LLC)

Statement of Financial Condition
December 31, 2019

Assets

Cash	$	65,411
Deposit with clearing organization		256,385
Receivables from clearing organization		563
Prepaid expenses and deposits		65,427
Total Assets	$	387,786

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	9,866
Payables to clearing organization		4,961
Due to affiliate		14,924
Total Liabilities		29,751
Member's Equity		358,035
Total Liabilities and Member's Equity	$	387,786

See accompanying notes.

1.   ORGANIZATION AND NATURE OF BUSINESS

All of Us Securities LLC formerly known as Empala Securities, LLC (the "Company") was organized under the laws of Delaware on November 22, 2017 and is a wholly-owned subsidiary of All of Us Financial LLC (the "Parent"). The liability of the Parent is limited to the member's capital of the Company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was granted registration as a broker dealer on August 22, 2018. The Company primarily offers on-line securities brokerage services on an agency basis to customers. All transactions are placed by customers on a self-directed basis. Client funds and securities are introduced to the Company's clearing firm, Apex Clearing Corporation (the "Clearing Firm" or "Apex"), on a fully disclosed basis.

The Company participates in administrative transactions with its Parent. Though generally at commercial rates, it is possible that because of this relationship, the terms of some of these transactions are not the same as those that would result from transactions among wholly unrelated parties

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation

The accompanying financial statement has been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has considered subsequent events and transactions through the date of the Report of the Independent Registered Public Accounting Firm, the date the financial statement was available to be issued, noting no material events requiring disclosure or recognition in the Company's financial statement.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions are reported on a settlement date basis to the customer with the related commission income and expenses recorded on a trade date basis.

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.

Clearing Arrangements

The Company has an agreement with Apex to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Apex. Apex is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission.

Per the agreement with Apex, clearing charges are incurred at a fixed rate ranging from $5,000 - $15,000 per month. During the year ended December 31, 2019, the Parent entered into a Convertible Promissory Note with Apex, which resulted in a $100,000 deemed pre-payment of Apex clearing charges. These prepaid clearing charges were contributed by the Parent to the Company and are subject to amortization over an eighteen-month period at a rate of $6,667 per month starting July 2019 and $3,333 per month starting July 2020.

The Company must maintain a clearing deposit of at least $250,000. As of December 31, 2019, the Company had a clearing deposit with Apex in the amount of $256,385. The clearing deposit is composed of cash and securities.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statements do not reflect a provision for income taxes. The Company is registered to do business in the State of California. Under California law, a limited liability company must pay an annual nondeductible minimum tax of $800 and an additional fee based on revenue.

The Company recognizes, and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. At December 31, 2019, management has determined that the Company had no uncertain tax position that would require financial statement recognition.

Revenue Recognition

Revenues are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Revenue Recognition-continued

The Company's customers buy and sell securities on a self-directed basis. The fees and interest earned by the Company will be variable because the amount paid by the customer will be determined at a particular point in time, specified in the contract, and generally based on the fair market value of the customer's assets at a specified point in time. The Company earns fees and interest in the following income streams: Order flow, Mutual Fund 12B-1 Fees, Fully Paid Lending, Margin Interest, and Credit Interest. At this specified point in time the revenue has no probability of being reversed and is when management believes it should be recognized. The variable consideration is constrained until that point.

Each time a customer enters into a buy or sell transaction, related clearing expenses are recorded on the trade date and collected at the end of the period. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

3.   **TRANSACTIONS WITH RELATED PARTIES**

The Company shares its office space as well as various administrative services with Parent of the Company. The Company entered into an expense sharing agreement whereby all expenses associated with the operations of the Company paid by the affiliate entity were charged to the Company. Under the agreement, certain expenses of the Parent entity such as payroll costs, rent and office expenses are allocated to the Company at cost as well as all direct expenses of the Company paid on behalf of the Company.

Allocated and direct expenses under the agreement amounted to $200,714 for the year ended December 31, 2019. During the year, $153,696 of payments were made to the Parent and $57,111 of the allocated and direct expenses were forgiven and recognized as member contributions. At December 31, 2019, the Company has a balance due to affiliate in the amount of $14,924 reflected on the accompanying statement of financial condition. The due to affiliate balance is non-interest bearing and is due on demand.

4.   **FAIR VALUE MEASUREMENTS**

In determining fair value, the Company uses various valuation approaches. In accordance with US GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstance.

The fair value hierarchy is categorized into three levels based on inputs as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable, such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets.

Level 3 - Inputs are unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from techniques in which one or more significant value drivers are observable.

4.   FAIR VALUE MEASUREMENTS (Continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The following table summarizes the basis used to measure the fair value of securities on a recurring basis in the Company's statement of financial condition as of December 31, 2019:

	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Fair Value Measurements as of December 31, 2019
Assets:				
Securities included in deposit with clearing organization				
Government Securities	$ 248,433	$ -	$ -	$ 248,433
	$ 248,433	$ -	$ -	$ 248,433

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

For Government Securities, the fair value approximates quoted prices in active markets for identical assets.

The carrying amounts of cash and cash equivalents, deposit with clearing organizations, receivables from clearing organization, prepaid expenses and deposits, accounts payable and accrued expenses, and payables to clearing organizations are a reasonable estimate of fair value.

5. CONCENTRATION OF RISK

<u>Credit Risk:</u> In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

<u>Market Risk:</u> Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

<u>Interest Rate Risk:</u> Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.

<u>Equity Price Risk:</u> Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock.

<u>U.S. Government:</u> At December 31, 2019, all of the Company's securities are comprised of Treasury Bills with a maturity of less than one year. The Company has exposure to the possibility that U.S. Government securities prices will fluctuate, affecting the value of the U.S. Government securities.

6. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2019, the Company had net capital of $291,366 which was $191,366 in excess of its required net capital of $100,000. At December 31, 2019, the percentage of Aggregate Indebtedness to Net Capital was 10.21%.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

7. COMMITMENTS AND CONTINGENCIES

The Company is exposed to unasserted potential claims encountered in the normal course of business.

8.   **GOING CONCERN**

The accompanying statement has been prepared assuming the Company will continue as a going concern. The Company had minimal revenues in 2019 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statement does not include any adjustments that might result from the outcome of this uncertainty. However, the parent company has pledged any required additional support to the Company to enable it to continue as a going concern and maintain required regulatory minimum net capital.

NAVOLIO & TALLMAN LLP
accountants | advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member
of All of Us Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) All of Us Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which All of Us Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) All of Us Securities LLC stated that All of Us Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. All of Us Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about All of Us Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Navolio & Tallman LLP

San Francisco, CA
February 14, 2020

All of Us Securities LLC

32 Ross Common ▪ Suite 200 ▪ Ross, CA 94957
Mailing Address: PO Box 2565 ▪ San Anselmo ▪ CA 94960
(415) 683-3199

EXEMPTION REPORT

SEA RULE 17a-5(d)(4)

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

All of Us Securities LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2019.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed:

Name: Samuel D. Skinner

Title: CEO